107 Selden Street, Berlin, CT 06037

Northeast Utilities Service Company

P.O. Box 270

Hartford, CT 06141-0270

(860) 665-6484

Fax (860) 665-5950

Internet: kuhlmkj@nu.com

Kerry J. Kuhlman

Vice President and Secretary

May 6, 2008

BY EDGAR AND FAX: (202) 772-9202

H. Christopher Owings, Esq.

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northeast Utilities

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 29, 2008

Definitive Proxy Statement on Schedule 14A

Filed March 31, 2008

File No. 001-05324

Dear Mr. Owings:

Northeast Utilities (the “Company”) has received your letter to Charles W. Shivery, the Chairman of the Board, President, and Chief Executive Officer of Northeast Utilities, dated May 1, 2008, with respect to the review by the Securities and Exchange Commission of the above-referenced filings.  We have always taken our public filings seriously and we appreciate the time your staff has taken on this review.

This letter confirms that, pursuant to our request in a telephone conversation with Ms. Blair Petrillo on Tuesday, May 6, 2008, the due date for our responses to Comments 2, 3 and 4 in your letter has been extended.  Pursuant to the extension, Northeast Utilities will respond to Comments 2, 3 and 4 in your letter on or before June 16, 2008.

H. Christopher Owings, Esq.

May 6, 2008

As we agreed with Ms. Petrillo, set forth below is our response to Comment 1 in your letter.  Comment 1 appears in bold and our response appears in regular type.

Form 10-K for the Fiscal Year Ended December 31, 2007

Exhibit 13, MD&A

1.

We note the disclosure in the second and third paragraphs on page one regarding the company’s use of certain non-GAAP financial measures.  Please include the information required by Item 10(e)(i)(A) and (B) of Regulation S-K for each measure.

Response:

In future filings, commencing with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, we will include the information required by Item 10(e)(i)(A) and (B) of Regulation S-K for each non-GAAP financial measure as requested by this comment.

We acknowledge that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any question regarding our responses or the supplemental information provided to address your comments may be directed to my attention at telephone (860) 665-6484, fax (860) 665-5950.

Very truly yours,

NORTHEAST UTILITIES

By:

  /s/ Kerry J. Kuhlman

Kerry J. Kuhlman

Vice President and Secretary

cc:

Blair F. Petrillo

Gregory B. Butler

Shirley M. Payne